================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. ___)*


                           MINRAD INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    60443P103
                                 (CUSIP Number)

                                ANDREW NICHOLSON
                                 AISLING CAPITAL
                         888 SEVENTH AVENUE, 30TH FLOOR
                               NEW YORK, NY 10106
                                 (212) 651-6380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 13, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 2 of 16
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aisling Capital II, LP

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            2,603,000
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            0
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             2,603,000
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,603,000

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5% (1)

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         PN

-------------------------------------------------------------------------------

--------
(1) Assumes that there are 47,048,240 shares of common stock outstanding.

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 3 of 16
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aisling Capital Partners, LP

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            2,603,000
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            0
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             2,603,000
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,603,000

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         PN

-------------------------------------------------------------------------------

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 4 of 16
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Aisling Capital Partners LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            2,603,000
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            0
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             2,603,000
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,603,000

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         OO

-------------------------------------------------------------------------------

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 5 of 16
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Steve Elms

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            0
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            2,603,000
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             0
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      2,603,000

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,603,000

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN

-------------------------------------------------------------------------------

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 6 of 16
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Dennis Purcell

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            0
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            2,603,000
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             0
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      2,603,000

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,603,000

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN

-------------------------------------------------------------------------------

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 7 of 16
--------------------                                              -------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Andrew Schiff

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

         (a)  [_]
         (b)  [X]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
         OO

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

              [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

-------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
                 NUMBER OF                            0
                   SHARES                     ---------------------------------
                BENEFICIALLY                  8       SHARED VOTING POWER
                  OWNED BY                            2,603,000
                    EACH                      ---------------------------------
                 REPORTING                    9       SOLE DISPOSITIVE POWER
                   PERSON                             0
                    WITH                      ---------------------------------
                                              10      SHARED DISPOSITIVE POWER
                                                      2,603,000

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,603,000

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see instructions)

              [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN

-------------------------------------------------------------------------------

--------------------                                              -------------
CUSIP No. 60443P103               SCHEDULE 13D                     Page 8 of 16
--------------------                                              -------------


EXPLANATORY NOTE:

         The Reporting Persons (as defined below) previously filed a Schedule 13G on August 21, 2006, as passive investors. On March 13, 2007, Brett Zbar, a principal of Aisling Capital II, LP ("Aisling"), was elected to the board of directors of Minrad International, Inc. (the "Issuer"). As a director of the Issuer, Brett Zbar may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. Accordingly, the Reporting Persons are therefore filing this Schedule 13D with respect to their investment in the Issuer.

Item 1.  SECURITY AND ISSUER.

         The security to which this statement relates is common stock, par value $0.01 per share (the "Common Stock"). The principal executive offices of the Issuer are located at 50 Cobham Drive, Orchard Park, New York 14127.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

                  (i)      Aisling;

                  (ii) Aisling Capital Partners, LP ("Aisling Partners"), the general partner of Aisling;

                  (iii) Aisling Capital Partners LLC ("Aisling Partners GP") the general partner of Aisling Partners;

                  (iv)     Mr.  Steven  Elms,  a  managing  member  of  Aisling
                           Partners GP;

                  (v) Mr. Dennis Purcell, a managing member of Aisling Partners GP; and

                  (vi) Mr. Andrew Schiff, a managing member of Aisling Partners GP.

         (b) The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

         (c) Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Aisling Partners is the general partner of the Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time. Aisling Partners GP is the general partner of Aisling

--------------------                                              -------------
CUSIP No. 60443P103                                                Page 9 of 16
--------------------                                              -------------


Partners and was formed to act as the general partner of Aisling Partners. Steven Elms is a managing member and managing director of Aisling Partners GP. Dennis Purcell is a managing member and senior managing director of Aisling Partners GP. Andrew Schiff is a managing member and a managing director of Aisling Partners GP. Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Aisling and Aisling Capital is a Delaware limited partnership. Aisling Partners GP is a Delaware limited liability company. Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,603,000 shares of Common Stock, which were acquired from time to time with an aggregate purchase price of $8,867,370. On December 27, 2006, 1,500 shares of Series A convertible preferred stock, par value $0.25 per share (the "Preferred Stock") held by the Reporting Persons were converted into 750,000 shares of Common Stock, including no cash consideration. The source of the purchase price for each acquisition by Aisling of Common Stock or Preferred Stock was capital contributions from the partners of Aisling. No borrowed funds were used to purchase the Common Stock or the Preferred Stock.

--------------------                                              -------------
CUSIP No. 60443P103                                               Page 10 of 16
--------------------                                              -------------


Item 4.  PURPOSE OF TRANSACTION.

         As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,603,000 shares of Common Stock. The Reporting Persons acquired the Issuer's securities reported on this Schedule 13D because they believed such securities represented an attractive investment. The Reporting Persons previously filed a Schedule 13G as passive investors. On March 13, 2007, Brett Zbar, a principal of Aisling, was elected to the board of directors of the Issuer. As a director of the Issuer, Brett Zbar may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         REGISTRATION RIGHTS AGREEMENT

         In connection with its acquisition of the shares of Preferred Stock, Aisling acquired each seller's right, title and interest in the Registration Rights Agreement (the "Registration Rights Agreement") dated as of June 28, 2005, among the Issuer and the purchasers of Preferred Stock set forth on Exhibit A to the Registration Rights Agreement (the "Purchasers"). Under the terms of the Registration Rights Agreement, the Issuer agreed with Aisling and the other Purchasers to cause a Registration Statement on Form SB-2 (the "Registration Statement") covering certain shares of Common Stock (the "Registrable Securities"), including the shares of Common Stock issuable upon conversion of the Preferred Stock, to be declared effective as promptly as practicable. The Issuer must keep such Registration Statement continuously effective until the earlier of (i) the second anniversary of the date such Registration Statement was filed, (ii) the date as of which all of the Purchasers (other than affiliates of the Issuer) may sell all of their shares of Common Stock without restriction pursuant to Rule 144(k) under the Securities Act of 1933, or (iii) the date on which the last of the shares of Common Stock covered by the Registration Statement have been sold. A Registration Statement on Form SB-2 with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock was filed on July 1, 2005 and declared effective by the Securities and Exchange Commission (the "SEC") on October 3, 2005.

         The Registration Rights Agreement includes other customary terms relating to the registration rights of the Purchasers and obligations of the Issuer, including without limitation, those related to registration expenses, indemnification and other similar provisions. In the event that (i) a Registration Statement covering all the Registrable Securities is not filed with the SEC on or before the 10 business days after the closing date for the acquisition of the shares of Preferred Stock or is not declared effective by

--------------------                                              -------------
CUSIP No. 60443P103                                               Page 11 of 16
--------------------                                              -------------


the SEC on or before 90 calendar days after such closing date, (ii) a Registration Statement covering any of the Registrable Securities not covered by the original Registration Statement filed with the SEC is not filed with the SEC on or before 15 calendar days after the necessity for the new Registration Statement arises or is not declared effective by the SEC as soon as practicable, (iii) on any day after such Registration Statement has been declared effective by the SEC, sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made as a matter of law (other than during a grace period specifically permitted under the Registration Rights Agreement) pursuant to such Registration Statement, or
(iv) a delay in the disclosure of material non-public information concerning the Issuer upon a good faith judgment by the Issuer's board of directors (relying on an opinion of counsel) that disclosure of such information is not in the best interests of the Issuer exceeds the length of a grace period specifically permitted under the Registration Rights Agreement (each, a "Registration Delay"), then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock, on the occurrence of each Registration Delay and every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until such Registration Delay is cured, the Issuer is required to pay each Purchaser for each such day in cash, as liquidated damages and not as a penalty, an amount equal to 0.033% of the purchase price of the Preferred Stock and any warrants purchased by such Purchaser with respect to any such failure, in a total amount not exceed 25% of the Purchase Price of the Preferred Stock and any warrants purchased by the Purchaser. In the event the Issuer fails to make any such payments when due under the Registration Rights Agreement, such payments bear interest at the rate of 1.2% per month (prorated for partial months) until paid in full.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated by reference herein to Exhibit 10.10 to the Issuer's Form 10-QSB as filed with the SEC on August 5, 2005.

         ADDITIONAL DISCLOSURE

         The Reporting Persons may from time to time acquire additional shares of Common Stock (or securities exercisable for or convertible into Common Stock) in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate.

--------------------                                              -------------
CUSIP No. 60443P103                                               Page 12 of 16
--------------------                                              -------------


Alternatively, the Reporting Persons may sell all or a portion of the Common Stock in privately negotiated transactions or in the open market. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 47,048,240 shares of Common Stock outstanding as of December 27, 2006, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on January 3, 2007. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,603,000 shares of Common Stock, constituting approximately 5.5% of the outstanding shares of Common Stock.

         (b) (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,603,000 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

--------------------                                              -------------
CUSIP No. 60443P103                                               Page 13 of 16
--------------------                                              -------------


                  (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 2,603,000 shares of Common Stock beneficially owned by the Reporting Persons.

         (c) No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

         (e)       Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4, the Issuer and Aisling (as well as the other Purchasers) are party to the Registration Rights Agreement pursuant to which the Issuer agreed with Aisling and the other Purchasers to cause a Registration Statement on Form SB-2 covering certain shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Preferred Stock to be declared effective as promptly as practicable. The Issuer must keep such Registration continuously effective until the earlier of (i) the second anniversary of the date such Registration Statement was filed, (ii) the date as of which all of the Purchasers (other than affiliates of the Issuer) may sell all of their shares of Common Stock without restriction pursuant to Rule 144(k) under the Securities Act of 1933, or (iii) the date on which the last of the shares of Common Stock covered by the Registration Statement have been sold. A Registration Statement on Form SB-2 with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock was filed on July 1, 2005 and declared effective by the Securities and Exchange Commission on October 3, 2005.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the

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CUSIP No. 60443P103                                               Page 14 of 16
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extent permitted by applicable  laws, each of the Reporting  Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         On April 12, 2007, each of the Reporting Persons entered into an agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Joint Filing Agreement dated as of April 12, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended



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CUSIP No. 60443P103                                               Page 15 of 16
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    April 12, 2007


                                  AISLING CAPITAL II, LP

                                  By:     Aisling Capital Partners, LP
                                          General Partner

                                  By:     Aisling Capital Partners LLC
                                          Managing Member

                                          By:  /s/ Dennis Purcell
                                               ---------------------------------
                                               Name:  Dennis Purcell
                                               Title: Managing Member and Senior
                                                      Managing Director

                                  AISLING CAPITAL PARTNERS, LP

                                  By:     Aisling Capital Partners LLC
                                          Managing Member

                                          By:  /s/ Dennis Purcell
                                               ---------------------------------
                                               Name:  Dennis Purcell
                                               Title: Managing Member and Senior
                                                      Managing Director

                                  AISLING CAPITAL PARTNERS LLC

                                  By: /s/ Dennis Purcell
                                      ------------------------------------------
                                      Name:  Dennis Purcell
                                      Title: Managing Member and Senior
                                             Managing Director

                                  /s/ Steve Elms
                                  ----------------------------------------------
                                  Steve Elms

                                  /s/ Dennis Purcell
                                  ----------------------------------------------
                                  Dennis Purcell

                                  /s/ Andrew Schiff
                                  ----------------------------------------------
                                  Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).